Via Facsimile and U.S. Mail
Mail Stop 4720

December 9, 2009

Timothy E. Morris
Vice President, Finance and Chief Financial Officer
Vivus, Inc.
1172 Castro Street
Mountain View, CA 94040-2552

Re: Vivus, Inc.
Form 10-K for the Year Ended December 31, 2008
Definitive Proxy Statement filed April 30, 2009
File No. 001-33389

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 11, 2009

Item 1. Business, page 3

General

1. You disclose on page 36 that most of your revenues are derived from major wholesalers. It appears that you identify the percentages of sales to your four largest customers on page 142. Please revise your disclosure in your business

section to individually name and quantify the percent of total sales attributable to your customers who account for more than 10% of your revenues. See Item 101(c)(vii) of Regulation S-K.

Patents and Proprietary Technology, page 19

2. You disclose that you hold 31 patents and 9 patent applications in the United States and related patents and patent applications in major foreign jurisdictions. Please expand your disclosure here to include the number of patents related to each material product and the expiration dates and jurisdictions of those patents.

Item 15. Exhibits and Financial Statement Schedules, page 150

3. The following agreements are filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K. Please revise to disclose the products to which each of these agreements relate and describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

   - Assignment Agreement with Alza Corporation dated December 31, 1993 filed as Exhibit 10.1
   - Memorandum of Understanding with Ortho Pharmaceutical Corporation dated February 25, 1992 filed as Exhibit 10.2
   - Assignment Agreement with Ortho Pharmaceutical Corporation dated June 9, 1992 filed as Exhibit 10.3
   - License Agreement with Gene A. Voss, MD and Allen C. Eichler, MD dated December 28, 1992 filed as Exhibit 10.4
   - License Agreement by and between Ortho Pharmaceutical Corporation and Kjell Holmquist AB dated June 23, 1989, as amended filed as Exhibits 10.5A-C
   - License Agreement by and between Amsu, Ltd., and Ortho Pharmaceutical Corporation dated June 23, 1989, as amended filed as Exhibits 10.6A-C
   - Master Services Agreement dated September 12, 2007 with Medpace, Inc. and the Task Order filed as Exhibits 10.62 and 10.75, respectively.

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis, page 16

4. On page 17 under "Base Salary," you state that you benchmark the amounts you pay against comparable competitive market compensation for similar positions within your industry as well as the geographical area in which the employee resides. You also state on page 17 under "Equity Compensation," that you determine your option guidelines for your executive officers based on information derived from your experience with other companies and third party surveys of companies in your industry. It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a couple of your compensation decisions. Please provide us with draft disclosure for your 2010 proxy statement which provides all the names of the companies included in these benchmarks and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

5. You disclose under "Cash Bonuses" that you award cash bonuses to your executive officers based on the performance of the executive officer and the achievement by the Company of corporate performance objectives. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

    - the corporate performance objectives and targets used to determine your executive officers' cash bonus payments;
    - if established, individual performance objectives or goals that will be used to determine your executive officers' cash bonus payments; and
    - the portion of each respective executive officer's cash bonus that relates to each objective.

    Please also confirm that in your 2010 proxy statement you will discuss your Compensation Committee's evaluation of each objective at the end of the fiscal year and how the level of achievement will affect the actual bonuses to be paid. To the extent individual performance is evaluated without the use of pre-established objectives or goals, please confirm that you will describe the evaluation of the individual performance of the executive officer and how this evaluation will affect the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.

    *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 if you have questions.

Sincerely,

Jeffrey Riedler
Assistant Director